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              (GRAPHIC OF EOS ELECTRO-OPTICAL SCIENCES, INC.(TM))



                                                    August 12, 2005

Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC  20549

         Re:  Electro-Optical Sciences, Inc.
              Registration Statement on Form S-1
              Registration Statement on Form 8-A
              Request for Acceleration
              File No. 333-125517

Dear Sir or Madam:

         Pursuant to Rule 461(a) of the General Rules and Regulations under the Securities Act of 1933 (the "Act"), Electro-Optical Sciences, Inc. (the "Company") requests acceleration of the effective date of the above captioned Registration Statement for August 16, 2005 at 4:30 p.m., Eastern Daylight Saving Time, or as soon thereafter as practicable.

         In connection with this request, the Company acknowledges that:

         (a) should the Securities and Exchange Commission (the "Commission") or the staff, acting, pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         (b) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         (c) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         This is to confirm that the Company is aware of its responsibility under the Act as it relates to the proposed public offering of the securities specified in such Registration Statement.

                                      Very truly yours,

                                      ELECTRO-OPTICAL SCIENCES, INC.

                                      By: /s/ Joseph V. Gulfo
                                         -----------------------
                                         Joseph V. Gulfo, M.D., M.B.A.
                                         President and Chief Executive Officer

cc:    Valerie A. Price, Esq.
       David C. Peck, Esq.

            3 West Main Street, Suite 201 Irvington, New York 10533